1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2005

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☑	Form 40-F	☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☑

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                    .)

TABLE OF CONTENTS

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED
SIGNATURES

TAIWAN SEMICONDUCTOR MANUFACTURING COMPANY LIMITED

This is to report the grant of Employee Stock Options on May 17, 2005.

ESOP Granted	05/17/2005
Approval Date by the Securities and Futures Bureau	01/06/2005

Issue (Grant) Date	05/17/2005

Number of Options Granted	10,742,350

Percentage of Shares Exercisable to Outstanding Common Shares	0.04620%

Source of Option Shares	New Common Share

Grant Price Per Share	NT$54.3

Option Duration	10 years

Vesting Schedule	2nd Year: up to 50%
3rd Year: up to 75%
4th Year: up to 100%

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: May 18, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer